

October 8, 2013

Via E-mail
Jeffrey Weissmann, Esq.
General Counsel and Secretary
National General Holdings Corp.
59 Maiden Lane, 38th Floor
New York, New York 10038

> **Re:** **National General Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 24, 2013**
> **File No. 333-190454**

Dear Mr. Weissmann:

We have reviewed your amended registration statement and response letter filed September 24, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that any comments on your request for confidential treatment for Exhibit 10.18 will be provided under separate cover. Please be aware that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Income taxes, page 54

2. We acknowledge the revisions to your disclosure in the first paragraph on page 55 in response to comment 32. Please tell us why it is appropriate to net the use of a deferred tax liability against the amortization expense associated with the intangible asset related to your equalization reserves and reference for us the authoritative literature you rely

upon to support your position. In your response tell us why the change in a deferred tax liability is not recorded in deferred tax expense or benefit as required by ASC 740-10-30-4.

Investment Portfolio, page 68

3. Your gross unrealized losses increased significantly from December 31, 2012 to June 30, 2013. Please revise your disclosure to clarify whether this increase resulted from fluctuations in market interest rates and/or other temporary market conditions as opposed to fundamental changes in the credit quality of the issuers of your investment securities.

Business
P&C Segment
Affinity Distribution Channel, page 90

4. We note your response to our prior comment 36. Please expand your disclosure to also include the parties' rights and obligations. Also, we note that marketing fees under the agreement appear to be paid as a percentage of direct premiums written for your different products. Notwithstanding your request for confidential treatment of the fees due under the agreement, please expand your disclosure to provide a range of the fees within a ten percent range (e.g. single digits, teens, twenties, etc…) for direct written premiums for your different products.

Statutory Accounting Principles, page 106.

5. Please refer to your responses to comments 32 and 43. Please explain why you did not disclose a difference between statutory accounting principles and U.S. GAAP regarding the equalization reserves that you state that are not recognized under U.S. GAAP and revise your disclosure as appropriate.

Code of Business Conduct and Ethics, page 117

6. We note your response to our prior comment 50. However, we also note that the disclosure under this section was not revised to provide the information in your response. Please revise your disclosure in this section to state that a copy of your code of business conduct will is available on your website and provide your web address.

Annual Consolidated Audited Financial Statements
Consolidated Balance Sheets, page F-2

7. Please revise your total Liabilities and Stockholders' Equity at December 31, 2012 so that it properly adds your total liabilities and total equity and balances with your total assets.

Notes to Consolidated Financial Statements
Note 2: Accounting Policies
(f) Ceding Commission Revenue, page F-8

8. The guidance you reference in response to comment 58 does not address whether ceding
commission should be reported in revenues or netted against the deferred acquisition
costs incurred on the policies ceded. As requested in the previous comment and to
provide a specific example, please tell us why it is appropriate to include $188.9 million
of these commissions in revenue in 2012 instead of reflecting these commissions as
reductions in the expenses section of your statements of income.

(g) Service and Fee Income, page F-8

9. In your policy disclosure added in response to comment 56 you indicate that you
recognize all service and fee income when the services are provided or collected. Please
revise your disclosure to clarify how collection impacts your recognition. In this regard,
it is unclear whether you recognize revenue if it is collected prior to the service being
provided, or why collection may not be reasonably assured requiring you to defer
recognition until it is collected.

Note 5: Equity Investments Unconsolidated Subsidiaries, page F-26

10. Please revise your disclosure added in response to comment 59 to indicate how you,
Tiger and AMT assess the reasonableness of the life expectancy and discount rate inputs
in the valuation of the life settlement contract investments.

Note 7: Goodwill and Intangible Assets, Net, page F-36

11. We acknowledge your responses to comments 63 and 64. As previously requested,
please revise your disclosure, here or in MD&A, to clearly indicate that you accelerated
the amortization of your computer software and your GMAC Insurance brand name asset
and the resulting impact of these accelerations. Otherwise, please tell us where you made
these disclosures in your filing.

Note 10: Income Taxes, page F-38

12. We acknowledge your response to comment 26. Please address the following additional
comments:

- Please clarify for us the impact of deferred acquisition costs under statutory
accounting principles on your book and tax accounting for the commutation
agreement with a subsidiary of GMAC. In this regard, you now disclose on page 107
that policy acquisition costs are expensed when incurred for statutory accounting.
- Please explain why the difference you identify is not a temporary difference. In this
regard, notwithstanding the commutation, it appears that any tax asset associated with

deferred acquisition costs would be amortized as tax deductions to a zero balance, ultimately eliminating the difference between the book and tax basis of this asset over time.

- Please explain to us how you accounted for the tax attributes associated with the intangible asset under ASC 944-805-30-1b associated with your acquisition of GMAC Insurance Holdings, Inc. In this regard, it appears that at least a component of the premiums to be earned on policies existing at the acquisition date would be designed to cover policy acquisition costs that would not be capitalized under ASC 944-805-30-1a

13. Please revise your disclosure to clarify what the foreign technical reserves represent. Based on your response to comments 31, 32 and 64 it appears that this amount relates to your equalization reserves in Luxembourg. To the extent applicable, also, please clarify that your technical reserves intangible asset disclosed in Note 7 on page F-36 also relates to these equalization reserves.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        J. Brett Pritchard, Esq.
        Locke Lord LLP
        111 South Wacker Drive
        Chicago, Illinois 60606